                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)



                           SISKON GOLD CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)


               Class A Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  829715-10-1
               -----------------------------------------------
                                 (CUSIP Number)

            Glenn A. Ives                             J. Hovey Kemp, Esq.
             Vengold Inc.                         Davis, Graham & Stubbs LLP
    200 Burrard Street, Suite 1788             1225 New York Avenue, Suite 1200
     Vancouver, BC V6C 3L6 Canada                Washington, D.C. 20005-3919
            (604) 664-7050                              (202) 822-8660
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               September 26, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D


---------------------------                      ------------------------------
 CUSIP No. 829715-10-1                                  Page 2 of 5 Pages
          -----------------
---------------------------                      ------------------------------

-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Vengold Inc.
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /


-------------------------------------------------------------------------------
 3   SEC USE ONLY


-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /


-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
-------------------------------------------------------------------------------
                7    SOLE VOTING POWER

   NUMBER OF         5,721,128
    SHARES      ---------------------------------------------------------------
 BENEFICIALLY   8    SHARED VOTING POWER
   OWNED BY
     EACH       ---------------------------------------------------------------
   REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON
     WITH            5,721,128
                ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,721,128
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     30%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON


                     CO
-------------------------------------------------------------------------------
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         Item 5 of the Schedule 13D filed by the reporting person, Vengold Inc.
("Vengold") on November 24, 1995, as amended by Amendment No. 1 to Form 13D filed May 26, 1996, is amended and restated in its entirety to read as follows:


                 ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Vengold may be deemed to be the beneficial owner of 5,721,128 shares of the Class A Common, representing approximately 30% of the issued and outstanding shares of the Class A Common (based on approximately 18,519,391 shares of Class A Common outstanding as of September 30, 1996, which includes the November 15, 1995 conversion of a portion of the Seamans' debt (as defined below in Item 3) and the required conversion of an additional portion of the Seamans' debt which will occur upon Vengold's exercise of its Y Warrant), consisting of:

                 (i) 73,203 shares of Class A Common received by Vengold as interest on the Convertible Note;

                 (ii) 781,250 shares of Class A Common issued upon conversion of the 39,062.5 Series 2 Shares owned by Vengold. Each Series 2 Share was convertible into twenty (20) shares of Class A Common;

                 (iii) 2,000,000 shares of Class A Common issuable upon exercise of the Series Y Warrants. Each Series Y Warrant entitles the holder to purchase one share of Class A Common for a purchase price of $3.50 per share at any time prior to December 31, 1996;

                 (iv) 2,000,000 shares of Class A Common issuable upon exercise of the Series Z Warrants. Each Series Z Warrant entitles the holder to purchase one share of Class A Common for a purchase price of $4.00 per share at any time prior to November 15, 1997; and

                 (v) 1,171,875 shares of Class A Common issuable upon conversion of the Convertible Note in the principal amount of $3,000,000. The Convertible Note is convertible into shares of Class A Common at a conversion price of $2.56 per share at any time prior to maturity thereof (maturity being November 15, 1998) and bears interest at the rate of 10% per annum. The first two payments of interest on the note will be paid to Vengold in the form of Class A Common and the third interest payment in the form of cash. The Convertible Note is secured by a lien on certain property of the Issuer, which lien is pari passu with a lien on the assets of the Issuer held by the Seamans, who hold the Issuer's pre-existing convertible debt.

All of the foregoing Securities are held by SJ Gold, the wholly-owned subsidiary of Vengold.

         (b) Vengold, through its wholly-owned subsidiary SJ Gold, has sole power to vote and to dispose of the 5,721,128 Class A Common issuable upon conversion the Convertible Note and upon exercise of the Series Y Warrant and the Series Z Warrant.





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         (c)     Pursuant to the Seamans/SJ Gold Agreement (as defined above in
Item 3), Vengold has been granted a one-year right of first refusal covering the shares of Class A Common beneficially owned by the Seamans, a significant stockholder of the Issuer.

         (d) Except as set forth below, Vengold has not engaged in any transactions in the Class A Common during the 60 days preceding the date of this statement.

                  SUMMARY OF VENGOLD PUBLIC SALES OF SISKON SHARES
                  ------------------------------------------------

                                    NUMBER OF          SALES PRICE
                   DATE OF SALE      SHARES             PER SHARE
                   ------------      ------             ---------

                   04-Sep-96         31,000                $2.036
                   04-Sep-96         43,000                $1.881
                   05-Sep-96         19,000                $1.876
                   06-Sep-96          6,000                $1.875
                   09-Sep-96         13,900                $1.884
                   10-Sep-96         32,500                $1.875
                   11-Sep-96         15,000                $1.875
                   12-Sep-96         65,000                $1.875
                   17-Sep-96         46,000                $1.875
                   23-Sep-96         10,000                $1.906
                   26-Sep-96          3,800                $1.875
                   30-Sep-96         20,000                $1.875
                                    -------
                           TOTAL    305,200

             ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                         RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUES.

         Item 6 of the Schedule 13D filed by Vengold, as amended by Amendment No. 1, is amended by deleting any and all reference to the Standstill Agreement between Vengold and the Issuer. The parties have mutually agreed to terminate this Standstill Agreement.





                     [THIS SPACE INTENTIONALLY LEFT BLANK]





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Dated:  October 7, 1996

                                        VENGOLD INC.



                                        /s/ Ian W. Telfer
                                        ---------------------------------------
                                        By:     Ian W. Telfer
                                        Its:    President





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